Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

February 26, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 084/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2003 in respect of Dividend Payment, Employee Stock Option Plan Grant II and Schedule of the Annual General Meeting of Shareholder for the Year 2003
  Date: February 26, 2003

- **Stock Exchange of Thailand Filing, SSA 082/2003**

  Subject: Submission of Financial Statements of the Year 2002
  Date: February 26, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/20

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date February 26, 2003

SSA. 084/2003

February 26, 2003

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2003 in respect of Dividend Payment, Employee Stock Option Plan Grant II and Schedule of the Annual General Meeting of Shareholder for the Year 2003

To: The President

The Stock Exchange of Thailand

Attachments
1. Details of the Employee Stock Option Plan Grant II
2. An amendment to the terms and conditions of ESOP Grant I
3. Capital Increase Report Form

The Board of Directors Meeting of Shin Satellite Public Company Limited (the "Company") has resolved in the meeting no. 2/2003 held on February 26, 2003 at 1.30 p.m. at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No.1 /2003 held on January 16, 2003.

2. Certified the Board of Directors' s report on the Company's operating results for the fiscal year 2002 and approved the balance sheets, statement of income, and cash flow statements of the year 2002 ended December 31, 2002.

3. Approved the appropriation of profit for the legal reserve of Baht 29 million and omission of the distribution of dividend to shareholders for the fiscal year beginning January 1, 2002 to December 31, 2002 because the Company has recently operated IPSTAR Project which needs a large amount of investment capital.

4. Approved the appointment of three auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2003 as follows:

- Mr. Suchart Luengsurasawat	CPA. No. 2807
- Miss Nangnoi Charoenthavesub	CPA. No. 3044
- Mr. Prasan chuapanic	CPA. No. 3051

One of these three persons will be responsible for conduct on audit and giving comments on the Company's financial statements. The Audit fee for the year 2003 is up to Baht 650,000 which will be proposed to the Annual General Meeting of Shareholders 2003 for further approval.

5. Approved the appointment of directors replacing those retired by rotation, the determination of the authorized signatories of the Company, and the directors' remuneration for the fiscal year 2003 as follows:

5.1 The rotated directors are as follows:
- Mr. Paron Israsena Na Ayudhaya
- Mr. Hiran Radeesri
- Mrs. Nillaya Malakul Na Ayudhaya

5.2 The rotated directors being re-elected are as follows:
- Mr. Paron Israsena Na Ayudhaya
- Mr. Hiran Radeesri
- Mrs. Nillaya Malakul Na Ayudhaya

5.3 The members of the Board of Directors will be as follows:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director
- Mr. Hiran Radeesri	Chairman of the Audit Committee
- Mrs. Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs. Charintorn Vongspootorn	Member of the Audit Committee

5.4 The authorized signatories are as follows:
"Mr.Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

5.5 The directors' remuneration for the fiscal year 2003 approved by the Remuneration Committee is up to Baht 5,000,000. The determinations of Directors' remuneration for the year 2003 will be proposed to the Annual General Meeting of Shareholders for further approval.

6. Approved the issuance and offering of warrants 4,400,100 units to purchase ordinary shares to directors, employees and advisors of the Company, equivalent to 1.01 percent of the total paid-up capital of the Company (ESOP Grant II). (see the attachment 1)

7. Approved the allotment of 4,400,100 ordinary shares, at the par value Baht 10 each, to reserve for the exercise of warrants under the ESOP Grant II. (see the Capital Increase Report Form)

8. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible to be allocated of warrants exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	1,235,200	28.07
2. Dr. Nongluck Phinainitisart Director and the Executive Committee	637,100	14.48
3. Mr. Paiboon Panuwattanawong Vice President – IPSTAR Operation (Director's subsidiary)	527,300	11.98

9. Approved the amendment to the terms and conditions of ESOP Grant I in order to comply with the ESOP Grant II, which is issued and offered on March 27, 2002. (see the attachment 2)

10. Approved the schedule of the Annual General Meeting of Shareholders to be held on April 28, 2003 at 2.00 p.m. at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi. The Company will close the share register book from April 8, 2003 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting. The meeting agendas are as follows:

Agenda 1 Matters to be informed;

Agenda 2 To consider and approve the Minutes of the Annual General Meeting for the year 2002 held on April 29, 2002;

Agenda 3 To consider and certify the Board of Directors' s report on the Company's operating results for the fiscal year 2002;

Agenda 4 To consider and approve the Company's balance sheets, statement of income, and cash flow statements for the fiscal year ended December 31, 2002;

Agenda 5 To consider and approve the appropriation of profit for the legal reserve and omission of the distribution of dividend for the fiscal year 2002;

Agenda 6 To consider and approve the appointment of the Company's auditors and the auditor's remuneration;

Agenda 7 To consider and approve the appointment of directors replacing those retired by rotation, determination of the authorized signatories of the Company, and the directors' remuneration for the fiscal year 2003;

Agenda 8 To consider and approve the issuance and offering of warrants 4,400,100 units to purchase ordinary shares to directors, employees and advisors of the Company (ESOP Grant II);

Agenda 9 To consider and approve the allotment of 4,400,100 ordinary shares, at the par value Baht 10 each, in order to reserve for the exercise of warrants under the ESOP Grant II;

Agenda 10 To consider and approve the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	1,235,200	28.07
2. Dr. Nongluck Phinainitisart Director and the Executive Committee	637,100	14.48
3. Mr. Paiboon Panuwattanawong Vice President – IPSTAR Operation (Director's subsidiary)	527,300	11.98

Agenda 11 To consider and approve the amendment to the terms and conditions of ESOP Grant I in order to comply with the ESOP Grant II and;

Agenda 12 Others (if any).

Summary Translation Letter
To the Stock Exchange of Thailand
Date February 27, 2003

Ref No. SSA 082/2003

27 February 2003

Subject: Submission of the Audited Financial Statements for the Year 2002

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Audited Financial Statements for the Year 2002 - Thai Language Version
(2) One set of the Audited Financial Statements for the Year 2002 - English Language Version

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for the year, ending December 31, 2002 together with an explanation of changes in operating results.

The Company reported a consolidated net profit for the year 2002 of Baht 1,411 million, a decrease of Baht 152 million, or 10% over the year 2001 (Baht 1,563 million). This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the year 2002 amounted to Baht 5,429 million, an increase of Baht 268 million, or 5% over last year (Baht 5,161 million). This was mainly due to:
   - an increase in average transponder utilization rate for Ku-Band compared with last year and the commencement of the First Generation of iPSTAR, comprised terminal sales, gateway sales and services whereas the appreciation of the baht against the US dollar affected revenue from satellite transponder services since 92% of revenue was in US dollars. Revenue from the transponder service business for the year 2002 amounted to Baht 3,857 million, stable from last year (Baht 3,914 million).;
   - an increase in revenue from broadband satellite Internet services provided by C. S. Communications Co., Ltd as well as an increase in Internet revenue generated by Shin Broadband Internet Co., Ltd. led to revenue from the Internet service business for the year 2002 amounted to Baht 467 million increasing by Baht 31 million or 7% over the year 2001 (Baht 436 million). The Company has emphasized product development utilizing its competitive advantage in satellite technology, that is broadband satellite Internet, to satisfy customer needs in terms of service quality rather than price;

- 134% growth of prepaid service subscribers in Cambodia supported by the expansion of telephone service areas and an increase in minute per subscriber. Revenue from telephone services in Cambodia for the year 2002 amounted to Baht 673 million, an increase of Baht 205 million or 44% over last year (Baht 468 million);
- Other income and a net result from an associated company for the year 2002 amounted to Baht 431 million, an increase of Baht 88 million or 25% over the year 2001(Baht 343 million).

2. The Company's consolidated expenses for the year 2002 amounted to Baht 3,754 million, an increase of Baht 521 million or 16% over the year 2001 (Baht 3,233 million). This was due to:

   - a 5% increase in revenue sharing with the MOTC to 15.5% from September 11, 2001 ,an increase in cost of sales and service of terminal and gateway for First Generation iPSTAR which commenced service in 2002 as well as an increase in the Company's concession fee corresponding to an increase in telephone service revenue and an increase in the cost of network connections, maintenance, network station leasing and depreciation of telecommunication equipment due to an expansion of network coverage for mobile phones. Cost of sales and service for the year 2002 amounted to Baht 2,885 million, an increase of Baht 325 million or 13% over the year 2001 (Baht 2,560 million);
   - an increase in staff cost due to an increase in the number of staff, and an increase in selling expenses in order to support business expansion, especially telephone services in Cambodia
   - greater baht weakness in 2001 compared to 2002 and the Company has a policy to mitigate risk from exchange by using appropriated financial instruments. Loss on exchange rate for the year 2002 amounted to Baht 8 million, a decrease of 95 million baht or 92% over the year (Baht 103 million);

3. The Company's consolidated interest expense for the year 2002 amounted to Baht 235 million, a decrease of Baht 124 million or 34% over the year 2001 (Baht 359 million). This was due to the repayment of high interest rate loans and a debenture and interest expenses for iPSTAR project were capitalized to the cost of the project.

Management Analysis and Discussion

1. Overview

Shin Satellite Plc successfully developed the iPSTAR Project in 2002 with financial support from the US Export Import Bank. Apart from the benefits brought by this success for the company's technologically revolutionary new satellite, the company also received and award called the Asia Telecom Deal of the Year 2002.

The company commenced the rollout of the First Generation of its terrestrial equipment in 2002,which increased the utilization of transponder capacity leased to customers. Its research and development of its equipment found acceptance in the company's small and medium enterprise (SME) markets. This is one of the targets for the initial phase of the project. It laid the infrastructure for the iPSTAR system also.

The company's business continued to grow in 2002. Sales from core operations grew 4%, up from 4818 million Baht in 2001 to 4,997 million Baht in 2002. Total revenue grew 5% from the previous year, to 5,429 million Baht. Net profit decline slightly by 10%, from 1,563 million Baht to 1,411 million Baht in 2002. One of the reasons for this was an increase of costs by 13% which largely came from an increase in the revenue sharing paid under the concession, cost of sales and cost of production of the First Generation equipment for iPSTAR.

Cambodia Shinawatra Co. Ltd., expanded its telephone network in 2002. This increased revenue to 673 million Baht, with almost 100,000 telephone subscribers. Besides this, Lao Telecom Co. Ltd., paid the company a dividend of USD1.5million. It has a subscriber base of 116,700.

The company successfully arranged the merger of its Internet business C.S. Communications Co. Ltd., (CS Internet) and Loxley Information Service (Loxinfo), which will commence joint operations in 2003. This merger makes it the largest Internet business in Thailand under the brand name "C.S. Loxinfo." It is expected that the merger will enable to company to lower its costs and expenses and therefore increase its profitability in the near future.

1.1 Operational Results

In 2002, the company had a consolidated net profit of 1,411 million Baht, a decrease of 152 million Baht or 10% compared to the previous year's 1,563 million Baht. The following are details to explain the changes:

1.1.1 Revenue

Sales and Service revenue in 2002 amounted to 4,997 million Baht, an increase of 180 million Baht or 4%, up from 4,817 million Baht in 2002. This can be segemented according to the company's businesses as follows:

Satellite Transponder Leasing and Related Services

Revenue from the company's satellite and satellite-related businesses in 2002 came to 3,857 million Baht, stable from the previous year. There was some impact from the Baht exchange rate, which strengthened against the dollar. This appreciation of the Baht had an impact on revenues. However, the company saw an increase in utilization of its Ku-band transponders and revenue from the sale of its First Generation iPSTAR terminals and from the sales and service of its gateways commencing from 2002.

Internet Business
Revenue from the Internet business in 2002 was 467 million baht, an increase of 31 million baht or 7% up from 436 million baht compared with the same period last year. This was a result of an increase in revenue from broadband satellite Internet services provided by C. S. Communications Co., Ltd. However, the Company has emphasized product development utilizing its competitive advantage in satellite technology, that is broadband satellite Internet, to satisfy customer needs in terms of service quality rather than price. Moreover, this year Internet revenue generated by Shin Broadband Internet Co., Ltd. also increased from last year.

Telephone Business
The Company experienced an increase in revenue from its telephone business operated by Cambodia Shinawatra. In 2002, revenue from the telephone business was 673 million baht, an increase of 205 million baht or 44% from 468 million baht of the same period in 2001, resulting from an increase in telephone subscribers, especially prepaid mobile, of 134% compared with the year 2001. Moreover, an increase in average minute utilization per subscriber was another factor leading to an increase in airtime revenue per subscriber.

1.1.2 Costs

In 2002, the Company's total costs were 2,885 million baht, an increase of 325 million baht or 13% compared with 2,560 million baht in the same period last year. This was substantial due to:

- Increased satellite transponder business costs.
  - A 5% increase in revenue sharing with the MOTC to 15.5% from September 11, 2001.
  - An increase due to expenditure on the First Generation of iPSTAR, which comprises iPSTAR terminals, high-speed satellite modems compatible with Thaicom 3, together with gateways that could also be used with both iPSTAR and Thaicom. The Company started this business in 2002.
  - An increase in the cost of depreciation of its network, maintenance costs and rental costs for the locations of its network equipment. Also, depreciation costs for telephone equipment, which increased as the company expanded its network to serve and increasing number of subscribers. There was also an increase in the revenue sharing with the Cambodian government accompanying the increase in revenue.

1.1.3 Selling and Administrative Expenses
Selling and administrative expenses for the year 2002 was 861 million baht , increased by 291 million baht or 51% from 570 million baht in 2001. This came from an increase in the number of staff and an increase in selling expenses in order to support business expansion, especially telephone services in Cambodia.

1.1.4 Gain (Loss) from Foreign Exchange
In 2002, the Company lost 8 million baht from foreign exchange, dropped by 95 million baht or 92% compared to the loss in 2001. This is due to greater baht weakness in 2001 compared to 2002. The company also has a policy to mitigate risk from exchange by using appropriated financial instruments.

1.1.5 Interest Expenses

Interest expenses were 235 million baht, decreased by 124 million baht or 34% from 359 million baht in 2001. This was due to the repayment of high interest rate loans and a debenture and interest expenses for iPSTAR project were capitalized to the cost of the project.

1.1.6 Other Income and Share of Profit from Investment in Associate Company

The company received 431 million Baht from other income and its investment in its associate company in 2002. This was an increase of 88 million Baht, that is an increase of 25% compared to the 345 million Baht received in the previous year.

2. Financial Position

2.1 Assets

2.1.1 Asset Components

At the end of 2002, the company had assets of 20,307 million Baht, an increase from 2001 of 41% (14,377 million Baht). This came from an increase of telephone equipment to provide telephone services in Cambodia. The rest of the increase was for iPSTAR equipment and an increase in investment in the iPSTAR project. The company's assets consist of current assets of 2,272 million Baht and non-current assets of 18,035 million Baht. Most of the current assets comprises cash and cash equivalents if 519 million Baht. Accounts receivable of 760 million Baht, inventory of 408 million Baht and other current assets of 526 million Baht. Most of the non-current assets comprise property and equipment, including the iPSTAR project under construction to the amount of 11,649 million baht and satellite project costs under the terms of the concession amounting to 5,357 million Baht.

2.1.2 Asset Quality

As of 31 December 2002, the company had no assets for which it had to make provision for asset impairment. Most of the company's assets are fixed and generate revenue for the company. Investment by subsidiaries and associate companies increased by 300 million Baht over the previous year. Most of this came from profit sharing to the amount of 207 million Baht.

2.1.3 Accounts Receivable

In 2002, the company had an average accounts receivable collection period of 55 days, an increase from 50 days in the previous year. The total amount of accounts receivable over 12 months amounted to 288 million Baht, a decrease of 464 million Baht at the end of 2001. This is largely due to the company writing off the amount owed by one cable television company to the amount of 199 million Baht. This was the result of the final judgement brought in a court case against the customer, which the company can use as a taxable expense. The company has a policy to closely follow and evaluate its collection performance. The company analyses individual customers using the specific method and believes it has sufficient provision as of December 31, 2002, for doubtful accounts.

2.2 Liquidity

2.2.1 Current Ratio and Short-term Liabilities

At the end of 2002, the Company had a current ratio of 0.43 times, increased from 0.28 at the end of 2001. This was due to full bond redemption for the remaining amount of 1,500 million baht due in November 2002. The Company anticipates the improvement of this ratio in 2003 since it signed long-term loan agreements for the iPSTAR Project in November 2002. These loans will be used to repay existing short-term loans and accounts payable, consequently reducing current liabilities. At the end of 2002 the Company received approval for a credit line from commercial banks for 700 million baht and US$ 257 million.

2.2.2 Cash Flow

At the end of 2002, the Company had cash and cash equivalents of 519 million baht, which comprised:

1. Net cash flows from operations – 1,572 million baht.
2. Net cash flows used in investing activities, 6,119 million baht, of which most cash payments were invested in iPSTAR; and telecommunications equipment for an expansion of network coverage for mobile phones in Cambodia. In addition, the Company received a dividend of 56 million baht from its investment in Lao Telecommunications.
3. Net cash flows from financing activities amounted to 4,257 million baht. The Company has cash flow from long-term loans, most of which came from a loan for the iPSTAR Project.

2.3 Capital Expenditures

The current major investing expense is for the iPSTAR project, which estimated project cost of approximately US$ 390 million. Sources of funds to proceed with the project are derived from the company's operating cash flows as well as loans from financial institutions and the guaranteed facilities from the Export and Import Bank of United States of America and France. IPSTAR project is the first broadband satellite project in Asia Pacific. The Company is confident that the project will start operating at the beginning of 2004.

2.4 Sources of Funds

2.4.1 Capital Structure

At the end of 2002, the Company had a debt to equity ratio of 1.50, which was comprised of 60% debt finance, and 40% equity. The Company increased its debt finance from 53%, and 47% equity at the end of 2001. Such increase was due to an increase in net borrowings after loan repayments. Such borrowings were for the iPSTAR project, and the expansion of telephone network coverage in Cambodia.

2.4.2 Shareholder's Equity

At the end of 2002, the Company had surplus retained earnings of 546 million baht, compared with a deficit of 836 million baht at the end of 2001. This was the first surplus after the company had taken a significant loss on the exchange rate due to a change in the foreign exchange rate system in 1997. This was attributable to the Company had continuous growth in net profit over the past four years . Due to retained earnings, the Company set additional legal reserves to an amount of 29 million baht to 56 million baht at the end of 2002.

2.4.3 Liabilities

At the end of 2002, the Company had short-term borrowings and long-term loans (net effect after hedging) of 10,773 million baht, an increase of 4,294 million baht from 6,479 million baht at the end of 2001. That resulted from borrowings for the iPSTAR project and the expansion of the telephone network coverage of in Cambodia. In 2002, the company received an approval of long-term loan facilities from financial institutions, details as follows:

Types of loan	Facility Amounts	Tenor
1. Guaranteed Loan by Export-Import Bank of the United States of America (US Exim Bank)	USD184.5 M	9.5 Years
2. Guaranteed Loan by Compagnie Française d'Assurance pour le Commerce Extérieur of France (COFACE)	USD79.8 M	9.5 Years
3. Term loan from Commercial Syndicated Lenders	USD125.0 M	6 Years

The first date of repayment will start from 2004. (The details of the facilities are provided in the Notes to Financial Statements number 15 – Borrowings)

3. Major factors which impact to the future performance or financial position

3.1 Power Anomaly on Thaicom-3

On 7 February 2003, the Thaicom-3 satellite of the Company experienced an anomaly in its power supply system causing temporary outages for some of its customers. At present, the Company is in the process of checking the background to the failure and to restoring normal service. The Company is in the process of claiming from its Insurer.

3.2 Cambodia Incident

On 29 January 2003, Cambodia Shinawatra Co., Ltd. experienced the effects of disturbances in Phnom Penh, Cambodia. The Company's building was damaged and some personal computers were looted, however, operations have continued as normal as there was no damage to any control center or transmission equipment. The Company is now claiming damages from the Cambodian government.

3.3 Merger between C. S. Communications Co. Ltd. and Loxley Information Services Co. Ltd

C. S. Communications Co. Ltd. and Loxley Information services Co. Ltd. are in the process of merging. The company foresees increased cost efficiency and synergy after the merger is completed in the first half of 2003.

3.4 IPSTAR Project

As iPSTAR Project is under construction, success of the project depends on various factors e.g., ability to construct and launch the satellite in accordance with the time frame, success of the launch, and the ability to attract new customers to the new satellite. The Company processes a business plan to support the above factors as follows.

1. The Company has selected one of the best satellite manufacturers in the world, i.e. Loral Space System Co., Ltd. Meetings with the company have been conducted on a regular basis. Moreover, the Company's specialized engineers have been sent to such manufacturer to cooperate and control the manufacturing process in accordance with the schedule.

2. The Company has acquired satellite insurance. The insurance will cover risk that could arise during the launch as well as 12-months in orbit. In addition, the Company also acquired insurance for a replacement rocket from the launcher in case of the loss (Launch Risk Guarantee).
3. In order to reduce risk to attract new customers, the Company has offered the First Generation of iPSTAR terminal to be compatible with Ku band on existing satellites. In this way, the Company can create the customer base for iPSTAR in the future.

(Translation)

Capital Increase Report Form

Shin Satellite Public Company Limited

February 26, 2003

We, Shin Satellite Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2003, held on February 26, 2003 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 4,400,100 unissued ordinary shares, at the par value of Baht 10 each, totaling Baht 44,001,000, to reserve for the exercise of warrants to be issued to the Company's directors, employees and advisors under ESOP Grant II.

2. Allotment of new shares

The Board of Directors has resolved to allocate 4,400,100 unissued ordinary shares, at the par value of 10 Baht each, totaling 44,001,000 Baht, to reserve for the exercise of warrants to be issued to the Company's directors, employees and advisors under ESOP Grant II. The allotment will be proposed to the shareholders for consideration and approval, details as follows

2.1 The details of the allotment

Allotted to	**Number (shares)**	**Ratio (old : new)**	**Sale price per share (Baht)**	**Subscription and payment period**	**Note**
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors, employees and advisors (ESOP Grant II)	4,400,100	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Note The details of the ESOP is shown in Attachment 1.

The Executive Committee or the person designated by the Board of Directors is authorized to determine other related details and conditions as well as taking necessary and appropriated actions in connection with the issuance of the warrants, including seeking approvals from the competent authorized authorities.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares is 100,099,900 shares with par value of 10 Baht each, totaling 1,000,999,000 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2003 will be held on April 28, 2003, at 2.00 p.m. at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi. The Company will close the share register book from April 8, 2003 at 12.00 p.m. in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. **Other details necessary for shareholders to approve the capital increase/share allotment:**

-None-

9. **Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:**

Date	Actions
February 26, 2003	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 26, 2003	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 8, 2003	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2003
April 28, 2003	The holding of the Annual General Meeting of Shareholder for the year 2003
within April 2003	Submit the Application for issuance and offer of the warrants to the Office of the Securities and Exchange Commission
within May 2003	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed *-Signed-* authorized director
(Mr. Boonklee Plangsiri)
Director

Signed *-Signed-* authorized director
(Mr. Dumrong Kasemset)
Director

Attachment 1

(Translation)

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP) Grant II

1. Objectives and necessities of offering securities to directors, employees and advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

The amount of warrants issued and offered in the year 2002 being 8,000,000 units, implying that 8,000,000 ordinary shares (at Baht 10 par value) reserved for the exercise of warrants, equivalent to 1.83 Percent of the paid-up capital of the Company. The amount of warrants to be issued and offered in this year 2003 is 4,400,100 units, implying that 4,400,100 ordinary shares (at Baht 10 par value) reserved for the exercise of warrants, equivalent to 1.01 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I and II is equivalent to 2.84 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant II as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	4,400,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	4,400,100 shares (at the par value of Baht 10), or 1.01 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share

Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details: *First Year* Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights. *Second Year* Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights. *Third Year* Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. **Other Principle and Conditions for Exercise of Warrants**

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each

exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")**

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 437,500,000 shares (at a par value of Baht 10 each)

Number of all shares from warrant exercise = 4,400,100 shares (at a par value of Baht 10 each)

Total number of shares after exercise of right = 441,900,100 shares (at a par value of Baht 10 each)

Ratio of the existing shareholders after = 99 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 437,500,000 shares (at a par value of Baht 10 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors = 4,400,100 shares (at a par value of Baht 10 each)

Ratio of reserved shares to total issued shares = 1.01 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	1,235,200	28.07
2. Dr. Nongluck Phinainitisart Director and the Executive Committee	637,100	14.48
3. Dr. Avudh Ploysongsang Vice President - Business Development (Director's subsidiary)	100,000	2.27

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
4. Mr. Tanadit Charoenchan Vice President – Finance and Accounting (Director's subsidiary)	218,000	4.95
5. Mr. Kamonmit Vudhijumnong Vice President – Legal (Director's subsidiary)	72,700	1.65
6. Mr. Paiboon Panuwattanawong Vice President – IPSTAR Operation (Director's subsidiary)	527,300	11.98

<u>Note:</u> *The amount of warrants to be issued and offered will be 4,400,100 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. <u>Description and Conditions of Warrants</u>

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. <u>Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001</u>

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. <u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants</u>

7.1 Dr. Dumrong Kasemset, the Director and Chairman of the Executive Committee, is eligible to be allocated warrants 1,235,200 units, or 28.07 Percent of total ESOP program

The number of times attending the meetings and not attending the meetings of the director during the past year.

<u>Shin Satellite Public Company Limited</u>

No. of meetings 8 times   Attending 8 times   Not attending - times

7.2 Dr. Nongluck Phinainitisart, the Director and the Executive Committee, is eligible to be allocated warrants 637,100 units, or 14.48 Percent of total ESOP program

The number of times attending the meetings and not attending the meetings of the director during the past year.

Shin Satellite Public Company Limited (the Company's subsidiary)

No. of meetings 8 times Attending 8 times Not attending - time

7.3 Mr. Paiboon Panuwattanawong, Vice President – IPSTAR Operation (Director's subsidiary), is eligible to be allocated warrants 527,300 units, or 11.98 Percent of total ESOP program.

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment 1-1.

The total amount of warrants to be issued and offered will be 4,400,100 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.4 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Attachment 2

(Translation)

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP). To propose an amendment of the details of ESOP Grant I in order to comply with Grant II.

An amendment of Clause 3.4 Re: Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of the Company is set out below.

Grant I	
Existing Details of Grant I	**Details of proposing to amend of Grant I**
3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.	- no change -
3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion and are not entitled to exercise their warrants to purchase the remaining ordinary shares which are not due.	3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.
3.4.3 If any director, employee or advisor of the Company die or become missing, such warrants shall then pass on to the person named as executor or beneficiary of the deceased or disappeared director, employee or advisor, as the case may be. The person will be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion, and are not entitled to exercise their warrants to purchase the remaining ordinary shares which are not due.	3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices.	- no change -
Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clauses 3.4.2, 3.4.3 or 3.4.4 shall be submitted to the Company for cancellation.	Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.